UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 14, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

4Q12 Results





100 anos GERANDO HISTÓRIAS

CPFL ENERGIA

CPFL ENERGIA

Disclaimer

This presentation may contain statements that represent expectations about future events or results according to Brazilian and international securities regulators. These statements are based on certain assumptions and analyses made by the Company pursuant to its experience and the economic environment, market conditions and expected future events, many of which are beyond the Company's control. Important factors that could lead to significant differences between actual results and expectations about future events or results include the Company's business strategy, Brazilian and international economic conditions, technology, financial strategy, developments in the utilities industry, hydrological conditions, financial market conditions, uncertainty regarding the results of future operations, plans, objectives, expectations and intentions, among others. Considering these factors, the Company's actual results may differ materially from those indicated or implied in forward-looking statements about future events or results.

The information and opinions contained herein should not be construed as a recommendation to potential investors and no investment decision should be based on the truthfulness, timeliness or completeness of such information or opinions. None of the advisors to the company or parties related to them or their representatives shall be liable for any losses that may result from the use or contents of this presentation.

This material includes forward-looking statements subject to risks and uncertainties, which are based on current expectations and projections about future events and trends that may affect the Company's business. These statements may include projections of economic growth, demand, energy supply, as well as information about its competitive position, the regulatory environment, potential growth opportunities and other matters. Many factors could adversely affect the estimates and assumptions on which these statements are based.

The electric sector in media recently


Business

- "Utilities stocks fall again on Bovespa after PM 579" **Canal Energia, 09/12/2012**
- "Generation segment gets less attractive after PM" **Valor, 10/25/2012**
- "PLD is over R$ 550/MWh and reflects critical status of reservoirs" **Canal Energia, 01/07/2013**
- "Government already sees rationing risk and tariff discount on energy bills may be lower" **Estado de S. Paulo, 01/08/2013**
- "Thermal dispatch affects utilities cash flow" **Valor, 02/15/2013**
- "Impact of discos additional expenses is over R$ 1.5 billion in January" **Canal Energia, 02/21/2013**

Main concerns

- Losses with PM579/ concessions renewal
- Rationing risk
- Doubts about discos liquidity (pressure over working capital)

PM 579 | Benefits for consumers and the economy

Structural reduction in tariffs for final consumers

Reduction in tariffs of CPFL discos							
cpfl paulista	cpfl piratininga	RGE	cpfl santa cruz	cpfl leste paulista	cpfl sul paulista	cpfl jaguari	cpfl mococa
-18.07%	-18.39%	-22.00%	-19.66%	-23.38%	-18.01%	-18.34%	-20.92%

No impact on discos' Parcel B (remuneration)

Positive effect for the macroeconomic scenario | LCA Consultores' estimates (in %)



0.1
0.1
1.1
-1.5
0.2
0.1
0.3
0.1
1.0
-1.0
0.2
0.3
0.2
0.1
0.6
0.2
0.1
0.2
2013
2014
2015
Total GDP
Investment
Exports
Imports
Industrial production
Real income

PM 579 | Benefits for CPFL

"Scenario of opportunities"



- **Cost of O&M below the range presented for the renewal of expiring concessions (PM 579):** opportunities to participate in the auctions of assets that have not had their concessions renewed

- **More competitive environment for the commercialization segment:** consolidation opportunities for CPFL Brasil

System's Energetic Conditions | Rationing risk is away

Reservoir levels in SIN | % volume



100
80
60
40
20
0
dez jan fev mar abr mai jun jul ago set out nov dez
30.6
37.8
46.1
52.7
12/Mar (actual): 47.9%
39.7 40.5 40.7 37.8 34.9 34.1 32.1 27.6 23.7 24.1 24.2 32.5
2001
2002
2008
2009
2012
2013
2013 (ONS)

Rationing risk in 2013[1] | PSR



9.0%
4.3%
0.0%
January perspective
February perspective
March perspective

Evolution of Thermal Installed Capacity in SIN | GW



Biomass
Coal
Nuclear
Oil, Diesel and Gas
ONS forecast[2]
8.5 12.5 11.3 13.0 11.7 12.3 13.2 14.0 15.7 15.7 18.2 18.4 21.5 23.0 23.5 24.2 24.9
3.6 7.6 6.4 8.1 6.8 7.5 8.3 9.1 10.8 10.5 13.0 13.1 15.7 17.1 17.6 17.6 17.6
+9.9 GW
+6.6 GW
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

1) Take into account thermal power plants dispatched until April. Estimated ENA for SIN: 68% MLT (January), 89% MLT (February) and 77% (March). For February and March, take into account a reduction of 1,0 GW in thermal capacity due to some failures in powerplants. 2) PMO/March.

Concerns with the safety of the system



Measures approved and under discussion

- **Auction A-0 (May 2013):** to contract over 2,000 MWavg by distribution companies
- **"Tariff flags"**: **from 2014**, tariffs will transfer a portion of the costs of thermal dispatch in subsequent month, giving an economic signal to consumer (15 R$/MWh on yellow flag or 30 R$/MWh on red flag)
- **Regional energy auctions**: to evaluate each region needs aiming to reduce installation costs and operation of long transmission lines (under discussion)
- **Thermal contracting according to quantity criteria (as HPPs):** full-time thermal dispatch (under discussion)

Measures to improve discos liquidity

CCEARs by availability



Amounts over or below tariff coverage will be transfered to consumers in the next tariff event, via CVA.
PLD high
Asset
Liability
PLD estimated by Aneel
PLD
PLD low
Plant's generation cost (CVU)
Fixed
Fixed
Fixed
Tariff
Actual
Actual

ESS (System Service Charges)



MWh x (CVU-PLD)
Dispatch for energetic safety
PLD
Merit order

Deficit of CPFL discos (R$ million) and Decree 7,945/2013



266
27
36
38
164
Involutary exposure due to the allocation of quotas of PM 579
Hydrology risk inherent to quotas of renewed energy (PM 579)
ESS – thermal dispatch out of merit order
CCEARs – availability contracts subject to variation on PLD (portion of parcel A)
Jan-13

Structural change

Changes the transfer limit of overcontracting energy from **3%** to **5%**

- ✓ Lower risk for distribution segment
- ✓ Stimulus to contract new power plants

Readjustment: Paulista: April/13; RGE: June/13; Piratininga: October/13

Distribution

7.2 million costumers

- 569 municipalities
- High potencial in per capita consumption

EBITDA Distribution


CAGR = 8.8%
Recurring IFRS
1,911
2,343
2,245
2,351
2,678
2008
2009
2010
2011
2012

Sales in the Concession Area (GWh)


57,233
49,033
CAGR = 3.9%
2008
2009
2010
2011
2012

Conventional Generation and CPFL Renováveis

- Long Term concessions
- Biggest portfolio of renewable energy in Latin America
- Renewable Sources: > 93%

EBITDA Generation


CAGR = 27.7%
IFRS
628
829
809
1,179
142
1,037
1,671
505
1,166
2008
2009
2010
2011
2012
Generation

Installed Capacity (MW)


2,961
1,704
CAGR = 14.8%
2008
2009
2010
2011
2012

Business Portfolio | CPFL Energia

Commercialization and Services

- 231 free costumers
- Diversified services portfolio

Commercialization and Services EBITDA



305
298
308
270
288
250
20
258
30
2008
2009
2010
2011
2012
Commercialization
Services

Number of customers (#) – CPFL Brasil

CAGR = 30.4%



80
74
129
141
231
2008
2009
2010
2011
2012

CPFL Energia

- Biggest private group in Brazilian electric sector

Consolidated EBITDA

CAGR = 7.4%



3,481
3,488
3,736
4,065
4,625
2008
2009
2010
2011
2012

Market share (%)

- 1st — 13% — Distribution Leader
- 2nd — 2.3% — 2º Biggest Private Generator
- 1st — 10% — Commercialization Leader

Highlights 4Q12


CPFL
ENERGIA

- Increase of **5.6% in energy sales** within the concession area
- Commercial start-up of **Tanquinho** solar plant in November 2012 and **Salto Góes** SHPP in December 2012
- Distribution of **R$ 1,096 million in dividends** in 2012. Dividend yield of 4.6%
- **Investments** of R$ **537 million** in 4Q12 and of **R$ 2,468 million** in 2012
- Estimated **capex of R$ 2,325 million** in 2013, totaling **R$ 8,709** million between 2013 and 2017
- Acquisition, along with Equatorial, of **Grupo Rede's** assets, subject to precedent conditions
- Extraordinary Tariff Review (PM 579 effects) did not affect the remuneration of CPFL's discos
- Increase of **30.1% in share's liquidity** in 2012, reaching R$ **42.7 million** in average daily traded volume
- **2012 Guia Exame Sustentabilidade** Award and **ÉPOCA/A.T. Kearney** Award "As Empresas mais Inovadoras do Brasil em 2012"
- Participation in **ISE** (the BM&FBOVESPA's Corporate Sustainability Index) for the **8th consecutive year**;
- Joined **Dow Jones Sustainability Index Emerging Markets.**

4Q12 energy sales and tariff for the use of the distribution system (TUSD)

Sales in the concession area (GWh)



13,947
+5.6%
14,730
3,764
+12.2%
4,223
TUSD
10,183
+3.2%
10,507
Captive market (Distribution)
4Q11
4Q12

Total energy sales[1] (GWh)



+12.1%
13,641
15,297
+117%
307
667
CPFL Renováveis2
3,151
+30.8%
4,123
Commercialization + Conventional generation3
10,183
+3.2%
10,507
Captive market
4Q11
4Q12

Sales in the concession area

Consumption segment | GWh



13,947
349
+10.1%
226
+10.4%
103
+1.6%
104
+5.1%
14,730
+5.6%
4Q11
Residential
Commercial
Industrial
Others
4Q12

Sales growth in the concession area (%)

Comparison by region (source: EPE)



Brazil
3.9
5.6
Southeast
3.1
6.0
South
6.2
3.8

1) Disregard CCEE and sales to related parties. 2) Take into account 100% of CPFL Renováveis (accounting criteria | IFRS). 3) Take into account 100% of Ceran (accounting criteria | IFRS), sales of Semesa and Foz do Chapecó (regulated market). Take into account provision adjustments of 89 GWh in 4Q12.

2012 energy sales and tariff for the use of the distribution system (TUSD)

Sales in the concession area (GWh)[1]


54,590
+3.8%
56,682
14,674
+9.0%
15,999
39,917
+1.9%
40,683
2011
2012
TUSD
Captive market (Distribution)

Total energy sales[2] (GWh)


+8.1%
52,851
57,128
446
+386%
2,167
12,489
+10,3%
14,278
39,917
+1,9%
40,683
2011
2012
CPFL Renováveis[3]
Commercialization + Conventional generation[4]
Captive market

Sales in the concession area

Consumption segment | GWh


54,590
942
+6.9%
575
+6.8%
172
+0.7%
422
+5.4%
56,682
+3.8%
2011
Residential
Commercial
Industrial
Others
2012

Sales growth in the concession area (%)

Comparison by region (source: EPE)


Brazil
3.5
3.8
Southeast
2.0
3.8
South
4.9
4.2

1) Take into account changes in billing calendar for free consumers and permissionaires. 2) Disregard CCEE and sales to related parties. 3) Take into account 100% of CPFL Renováveis (accounting criteria | IFRS). 4) Take into account 100% of Ceran, sales of Semesa and Foz do Chapecó (regulated market). Take into account provisioned sales of 2 GWh in 2012.

Residential segment | Migration, rising income and good perspectives for housing loans

Annual population growth (in %) and migration (per 1000 inhabitants)
2000-2010[1]



State of SP
Pop. Growth.: **1.1%**
Migration: **1.23**
São Paulo Metropolitan Region
Pop. Growth: **0.98%**
Migration: **-1.62**
Campinas Metropolitan Region
Pop. Growth: **1.84%**
Migration: **9.21**
Baixada Santista Metropolitan Region
Pop. Growth: **1.21%**
Migration: **3.21**

Mortgages compared to GDP[2]
In %



Argentina 2.0
Russia 2.6
Brazil 4.8
Mexico 7.0
China 15.0
South Korea 25.0
EU 51.7
USA 76.1
Netherlands 106.2

Real income[3] and residential consumption[4] at CPFL | Annual growth in %



2006: 5.9, 4.5
2007: 5.9, 6.9
2008: 6.1, 6.8
2009: 3.9, 6.0
2010: 7.3, 5.2
2011: 4.5, 4.9
2012: 6.6, 6.9
Real income
Residential consumption

1) Source: Fundação Seade (2011); 2) Source: European Mortgage Federation National Experts, European Central Bank, National Central Banks, Eurostat, Bureau of Economic Analysis, Federal Reserve; 3) Source: IBGE/LCA. 4) Accounting figures.

Commercial segment | Retail sales and opening of new shopping malls

Retail sales[1]
Brazil (Jan/2007 = 100) | seasonally adjusted



180
160
140
120
100
80
jan/07
jun/07
nov/07
abr/08
set/08
fev/09
jul/09
dez/09
mai/10
out/10
mar/11
ago/11
jan/12
jun/12
nov/12
2007-2012
59%

Indicator of retail activity[2] | Credit score checking per month (2000 = 100) | seasonally adjusted



240
220
200
180
160
140
120
jan/07
mai/07
set/07
jan/08
mai/08
set/08
jan/09
mai/09
set/09
jan/10
mai/10
set/10
jan/11
mai/11
set/11
jan/12
mai/12
set/12
jan/13
2007-2012
75%

Opening of shopping malls in Brazil
2013-2014[3]



70
total
84%
16%
11
in the
concession area
10 in SP | 1 in RS

Retail sales[4] **and commercial consumption**[5] **at CPFL** | *Annual growth in %*



6.2
5.5
9.7
7.7
9.1
5.6
5.9
5.2
10.9
6.0
6.7
6.6
8.5
6.8
2006
2007
2008
2009
2010
2011
2012
Retail sales
Commercial consumption

1) Source: IBGE; 2) Volume of queries per month made by traders to the Serasa database. Source: Serasa Experian and LCA; 3) Source: Brazilian Association of Shopping Malls (Abrasce); 4) Source: IBGE. 5) Take into account changes in billing calendar for free consumers.

Industrial segment | Structural deficiencies, measures to stimulate competitiveness and estimates of falling production costs

Industrial production[1] and consumption[2] at CPFL | Annual growth in %



Industrial production
Industrial consumption
2.8
3.3
6.0
6.1
3.1
2.9
-7.4
-6.7
10.5
9.3
0.4
3.9
-2.7
0.7
2006
2007
2008
2009
2010
2011
2012

Lower competitiveness

Rising costs

Infrastructure problems

Overvalued exchange rate

Stimulus measures

BNDES: Monthly consultations and disbursements[8]

In R$ million



consultations
disbursements
41
25
50
31
48
36
57
47
56
24
62
29
82
41
113
61
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12

Indexes for nominal unit cost in Brazilian industry[3]| 2001=100

	2012	2013 (forecast)	Variation (%)
Unit labor cost	258	233	-9.6
Electricity	221	180	-18.8
Tradable domestic inputs[4]	245	253	2.9
Non-tradable domestic inputs[5]	261	289	10.4
Imported inputs[6]	123	156	26.5
Index for Total Cost in R$[7]	226	230	2.1
Index for nominal exchange rate in R$/US$	71	89	25.4
Index for Total Cost in US$	317	258	-18.6

1) Source: IBGE. 2) Take into account changes in billing calendar for free consumers. 3) Francisco Eduardo Pires de Souza (2013). "É possível reverter o processo de desindustrialização no Brasil?", UFRJ. 4) Inputs from agriculture and mining. 5) Inputs from building sector and services. 6) Estimated by the price index of imported intermediate products converted in reais at the exchange rate R$/US$. 7) Weighted by the share of components in 2005 Input-Output Matrix and Resources and Uses Table of National Accounts. 8) Source: BNDES.

4Q12 Results

	Net Revenues[1]		EBITDA		Net Income	
IFRS	+27.3%		-16.2%		-42.6%	
	4Q11 R$ 3,052 milllion	4Q12 R$ 3,886 million	4Q11 R$ 994 milllion	4T12 R$ 833 million	4Q11 R$ 485 million	4Q12 R$ 278 million
IFRS + Regulatory Assets & Liabilities – Private Pension Fund	+28.7%		+35.1%		+14.9%	
	4Q11 R$ 3,018 million	4Q12 R$ 3,884 million	4Q11 R$ 981 million	4Q12 R$ 1.326 million	4Q11 R$ 443 million	4Q12 R$ 510 million

IFRS + Regulatory Assets & Liabilities - – Non-Recurring – Private Pension Fund	EBITDA		Net Income	
	4Q11	4Q12	4Q11	4Q12
3rd Tariff Review - Regulatory procedures for Discos[2]	- 29	- 24	- 19	- 16
Other Regulatory Assets & Liabilities	+ 30	+ 310	+ 18	+ 202
Regulatory Assets & Liabilities(A)	**+ 1**	**+ 286**	**- 1**	**+ 187**
Financial update of discos´ financial asset			+ 42	+ 105
Legal and judicial expenses and indemnities		- 142		- 94
Write-down of discos' assets		- 28		- 21
Adjustments in delinquency estimates (doubtful debt)		- 22		- 14
Dismissal costs (discos)	- 2	- 9	- 1	- 6
Others adjustments		- 14		- 15
Non-Recurring Effects (B)	**- 2**	**- 215**	**+ 41**	**- 45**
Private Pension Fund (C)	**+ 16**	**+ 9**		
Total (A-B-C)	**- 13**	**+ 493**	**- 42**	**+ 232**

1 Excluding Revenue from Construction; 2) CPFL Piratininga, CPFL Santa Cruz, CPFL Jaguari, CPFL Sul Paulista, CPFL Leste Paulista e CPFL Mococa

4Q12 Results

EBITDA | R$ Million


+35.1%
981
13
994
834
(616)
(378)
833
493
1,326
-16,2%
4Q11 EBITDA Adjusted
Regulatory and Non-recurring- PPF
4Q11 EBITDA IFRS
Net Revenue¹
Energy costs and charges
Operating costs and expenses² (+) PPF
4Q12 EBITDA IFRS
Regulatory and Non-recurring
4Q12 EBITDA Adjusted

- **27.3% increase in Net Revenues[1] (R$ 834 million)**
  - Increase of 3.2% in sales volume to the captive market (R$ 156 million) and 6.2% average tariff readjustments (R$ 221 million)
  - Increase of 9.8% in TUSD - Free Consumers (R$ 30 million)
  - CPFL Renováveis (R$ 147 million) + Conventional Generation (R$ 62 million) and Commercialization and Services (R$ 175 million)
  - Deductions from Revenues: sector charges decrease and PIS/COFINS tax credits (R$ 43 million)
- **37.5% increase in Energy Costs and Charges (R$ 616 million)**
  - Purchased energy for resale grew by 36.5% (R$ 473 million) – **Thermal Dispatch cost (R$ 254 million)**
  - Charges were up 41.6% (R$ 143 million) – **ESS costs (R$ 122 million)**
- **Increase in Operating Costs and Expenses[2] (R$ 378 million)**
  - Acquisition of EPASA fuel oil for thermal dispatch (R$ 109 million)
  - CPFL Renováveis (R$ 29 million)
  - Increase of Personal costs (collective bargaining, dismissals and new hirings) (R$ 27 million)
  - Legal and judicial expenses and indemnities (R$ 142 million)
  - Write-down of discos' assets (R$ 28 million) and Adjustments in delinquency estimates (doubtful debt) (R$ 22 million)

NON RECURRING

	4Q11	4Q12
PLD (R$/MWh)[3]	42.39	306.52
R$/US$	1.80	2.06

1) Excludes Revenues of construction of own assets 2) Personnel, Material, Third Party Services and Others 3) Average spot price

Net Income | R$ Million


+14.9%
443
42
485
(161)
29
(82)
7
278
233
510
-42.6%
4Q11 Adj. Net Income
Regulatory and Non-recurring
4Q11 Net Income IFRS
EBITDA
Financial Result
Depreciation/ Amortization
Income Tax/Social Contribution
4Q12 Net Income IFRS
Regulatory and Non-recurring
4Q12 Adj. Net Income

- **16.2% Decrease in EBITDA (R$ 161 million)**
- **27.0% decrease in Negative Net Financial Result (R$ 29 million)**
  - Financial update of discos´ financial asset (R$ 96 million) — **NON RECURRING**
  - Decrease of Debt Charges (R$ 57 million)
  - Decrease of Monetary and Exchange Restatement (R$ 26 million)
  - Decrease of Income from Financial Investments (R$ 77 million)
  - Consolidation of CPFL Renováveis (R$ 57 million
  - Others (R$ 16 million)
- **Depreciation and Amortization grew by 37.9% (R$ 82 million)**
  - Consolidation of CPFL Renováveis (R$ 60 million)
  - Changes on accounting of PIS/COFINS tax credits(R$ 30 million)
  - Others (R$ 8 million)
- **Income tax and social contribution (R$ 7 million)**

	2011	2012
CDI	11.6% p.a.	8.4% p.a.
TJLP	6.0% p.a.	5.7% p.a.

2012 Results

	Net Revenues[1]		EBITDA		Net Income	
IFRS	+17.8%		+1.2%		-22.6%	
	2011 R$ 11,634 million	2012 R$ 13,704 million	2011 R$ 3,852 million	2012 R$ 3,898 million	2011 R$ 1,624 million	2012 R$ 1,257 million
IFRS + Regulatory Assets & Liabilities – Private Pension Fund	+16.9%		+22,7%		+7.4%	
	2011 R$ 11,476 million	2012 R$ 13,419 million	2011 R$ 3,770 million	2012 R$ 4,625 million	2011 R$ 1,560 milllion	2012 R$ 1,676 million

IFRS + Regulatory Assets & Liabilities - – Non-Recurring – Private Pension Fund	EBITDA		Net Income	
	2011	2012	2011	2012
3rd Tariff Review - Regulatory procedures for Discos[2]	- 29	- 195	- 19	- 129
Other Regulatory Assets & Liabilities	- 21	+ 670	- 38	+ 439
Regulatory Assets & Liabilities (A)	**- 50**	**+ 475**	**- 57**	**+ 310**
Financial update of discos´ financial asset			+ 42	+ 105
Incentivized Retirement Program	- 50		- 33	
Legal and judicial expenses and indemnities		- 142		- 94
Write-down of discos' assets		- 76		- 50
Adjustments in delinquency estimates (doubtful debt)		- 44		- 33
Others adjustments	- 1	- 6	- 2	- 39
Non-Recurring Effects (B)	**- 51**	**- 268**	**+ 7**	**- 109**
Private Pension Fund (C)	**+ 83**	**+ 16**		
Total (A-B-C)	**- 82**	**+ 727**	**- 64**	**+ 419**

1 Excluding Revenue from Construction; 2) CPFL Piratininga, CPFL Santa Cruz, CPFL Jaguari, CPFL Sul Paulista, CPFL Leste Paulista e CPFL Mococa

2012 Results | Costs Reduction

PMSO | R$ Million


-1.9%
IGP-M¹ :+5.8%
451
2,096
(100)
(618)
1,406
(113)
(125)
1,644
1,379
+27.4%
PMSO 2011 adjusted
Personnel
Material, Third Party Services and Others (MSO)
PMSO 2011 IFRS
PMSO 2012²
PMSO 2012 IFRS
Personnel
Material, Third Party Services and Others (MSO)
PMSO 2012 adjusted

Personnel

Reconciliation PMSO	2011	2012	%
Reported Personnel	704	707	+0.4
IRP/Dismissals	-52	-12	
CPFL Renováveis	-22	-38	
CPFL Serviços	-39	-50	
Total adjustments	-113	-100	
Adjusted nominal	590	608	+2.9
Adjusted real[1]	624	608	-2.7

Material, Third Services and Others

Reconciliation PMSO	2011	2012	%
Reported MSO	940	1.389	+47,7
Legal and judicial expenses		-142	
Assets write-down		-44	
Adj. for doubtful debt		-76	
Provisao ISS Enercan	-10		
CPFL Renováveis	-46	-152	
CPFL Serviços	-64	-70	
EPASA fuel oil	-5	-114	
Others		-20	
Total adjustments	-125	-618	
Adjusted nominal	815	771	-5,4
Adjusted real[1]	862	771	-10,6

PMSO 2012 (real):

PMSO decrease R$ 108 million (-7.2%)

Personnel:
-R$ 17 million (-2.7%)

Material, Third Services and Other (MSO):
-R$ 91 million (-10.6%)

1) Average IGP-M 2) Excludes Private Pension Fund

R$ 456 million in dividends in 2H12


Dividend Yield 1 (LTM)
Declared dividends2 (R$ Mi)
CPFL average price (R$/ORD)3
3.7% 6.5% 9.1% 8.7% 9.6% 10.9% 9.7% 7.6% 7.3% 7.6% 7.9% 8.6% 6.9% 6.0% 7.1% 6.1% 4.6%
140 401 498 612 722 842 719 602 606 572 655 774 486 748 758 640 456
2H04 1H05 2H05 1H06 2H06 1H07 2H07 1H08 2H08 1H09 2H09 1H10 2H10 1H11 2H11 1H12 2H12
8.29 9.43 11.67 15.02 14.13 15.87 17.99 18.05 16.69 15.77 16.51 18.44 20.18 22.05 21.95 26.30 22.78

CPFL has distributed dividends around the entire net income since its IPO, reaching the mark of R$ 10.2 billion distributed. **Declaration of dividend of 2H12: R$ 456 million | 0.47/share**

1) Considering last two half years' dividend yield 2) Refers to declared dividend. Payment in the next half year. 3) Considers share price adjusted for reversal stock split and simultaneous split of shares on June 29, 2011 (not adjusted per dividends).

Capex(e) 2013-2017

Total: **R$ 8,709 million**[1]

Distribution: **R$ 5,981 milhões**

Generation: **R$ 2,062 million**[2]

Commercialization and Services: **R$ 667 million**



R$ 2,468
R$ 2,325
R$ 1,923
R$ 1,706
R$ 1,367
R$ 1,389
1,403
1,043
22
1,117
1,072
136
1,047
729
147
1,321
234
151
1,231
15
120
1,265
11
113
2012 actual (cash flow)
2013
2014
2015
2016
2017

1) Constant currency Dec/12. Take into account 100% interest on CPFL Renováveis and Ceran (IFRS). 2) Conventional + Renewable

Indebtedness | Control of financial covenants

Leverage[1] | R$ billion


7.6
10.0
10.1
11.8
12.7
12.6
Adjusted net debt[1]/
Adjusted EBITDA[3]
2.42
2.73
2.67
2.76
2.94
2.89[2]
3.63x:
Considering IFRS accounting criteria
2010
2011
1T12
2T12
3T12
4T12

	2010	2011	1T12	2T12	3T12	4T12
Adjusted EBITDA[3] R$ million	3,151	3,665	3,782	4,264	4,315	4,377

Gross debt cost[4] | LTM


Nominal
Real
17.7%
13.9%
13.4%
12.1%
13.4%
9.4%
10.5%
11.1%
9.0%
9.4%
7.9%
9.9%
7.3%
7.1%
4.9%
4.4%
4.3%
3.0%
2004
2005
2006
2007
2008
2009
2010
2011
2012

Gross debt breakdown[4]


60%
CDI
29%
TJLP
8%
Prefixed (PSI)
3%
IGP

1) Net debt calculation pursuant to financial covenants methodology. 2) Under review by the auditors. 3) LTM EBITDA adjusted pursuant to new methodology. 4) Financial debt (+) private pension fund (-) hedge.

Debt profile on December 31, 2012

Debt amortization schedule[1] (Dec/12) | R$ million



Average tenor: **4.5** years
Short-term[1] (12M): **12.8%** of total
Cash coverage:
1.3x short-term amortization (12M)
2,478
1,895
2,238
2,131
2,392
2,218
2,088
3,768
Cash
Short term[2]
2014
2015
2016
2017
2018
2019+

1) Disregard financial charges (ST = R$ 238 million; LT = R$ 62 million), hedge (net positive effect of R$ 487 million) and MTM (R$ 95 million). 2) Considers amortization as of January 01, 2013

Funding and ratings

Debentures Issuances

cpfl paulista | cpfl piratininga | RGE

R$ 910 million

- Type: **CVM Instruction 476**
- Bookrunner: **Banco do Brasil**
- Use of funds: **working capital**
- Average cost: **CDI + 0.83% p.a.**
- Maturity: **8 years**
- Disbursements: **Feb/13**

Favorable credit ratings and with stable outlook

STANDARD & POOR'S RATINGS SERVICES

Rating brAA+ | Feb/13
Stable outlook

- Strong financial flexibility maintains the stability of Groups' ratings
- Increasing diversification in Generation
  - ✓ Investment in renewable energy
  - ✓ Growth in the Generation segment in Group's cash generation
- Stability and efficiency in Distribution
  - ✓ Operational metrics better than the sector average
- Adequate liquidity
- Good access to appropriate sources of long term financing

Debt profile adjusted for the last issuances in Feb/13

Pro forma debt amortization schedule[1] | R$ million


Cash coverage:
1.8x short-term amortization (12M)
Average tenor: 4.6 years
Short-term[1] (12M): 12.2% of total
3,388
1,895
2,238
2,131
2,392
2,218
2,315
4,451
Cash
Short term[2]
2014
2015
2016
2017
2018
2019+

1) Disregard financial charges (ST = R$ 238 million; LT = R$ 62 million), hedge (net positive effect of R$ 487 million) and MTM (R$ 95 million). 2) Considers amortization as of January 01, 2013

Generation | Power plants under construction

Commercial start-up **2013-2016(e) | 582 MW / 270 MWavg**

	Commercial start-up (e)	Installed Capacity (MW)	Assured Energy (MWavg)	Capital structure (e)	PPA	
TPP Coopcana	2Q13	50	18.0	BNDES funding (approved and partially disbursed)	Free market	61% concluded
TPP Alvorada	2Q13	50	18.0	BNDES funding (approved and partially disbursed)	Free market	62% concluded
Macacos I wind farms[1]	3Q13	78.2	37.5	BNDES funding (bridge loan contracted and disbursed, long-term funding under review)	Alternative sources auction (Aug/10) R$ 152,6[3]	44% concluded
Atlântica wind farms[2]	3Q13	120	52.7	BNDES funding (under review)	Alternative sources auction (Aug/10) R$ 154,8[3]	34% concluded
Campo dos Ventos II wind farm	3Q13	30	15.0	BNDES funding (under review)	Reserve auction (Aug/10) R$ 142,5[3]	17% concluded
Campo dos Ventos wind farms[4]	3Q16	82.0	40.2	BNDES funding (structuring)	Free market	10% concluded
São Benedito wind farms[5]	3Q16	172.0	89.0	BNDES funding (em estruturação)	Free market	8% concluded

1) Macacos, Pedra Preta, Costa Branca e Juremas; 2) Atlântica I, II, IV e V; 3) Constant currency (Dec/12); 4) Campo dos Ventos I, III, V;
5) Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula São Domingos and Ventos de São Martinho

Stock market performance

Shares performance on BM&FBovespa

12 months[1]


7.4%
-12.9%
-11.7%
CPFE3
IEE
IBOV

	CPFE3	IEE	IBOV
4Q12	-4.4%	-4.3%	3.0%

ADRs performance on NYSE

12 months[1]


7.3%
-21.2%
-1.7%
CPL
Dow Jones Index
Dow Jones Br20

	CPL	Dow Jones Index	Dow Jones Br20
4Q12	-4.3%	-2.5%	3.6%

Daily average trading volume on BM&FBovespa + NYSE | R$ million


2,045
+50.7%
3,081
+30.1%
32.8
42.7
19.3
13.5
24.8
17.9
2011
2012
Bovespa
NYSE
Daily average number of trades on BM&FBovespa

Shares performance

Comparison LTM (Dec/11 – Dec/12)


+21%
+7%
-12%
- 13%
ISE
IBOV
IEE
CPFE3

IBOVESPA IBRX IEE ITAG IGC IGCT ISE DOW JONES BRAZIL TITANS 20 ADR MSCI Indexes

1) Considers the period of 12 months ended in Dec/12

Source: Economática

Sustainability and market recognition

Índice de Sustentabilidade Empresarial ISE

CPFL is one of 12 companies that remains in ISE since its inception, in Dec/05

Presence for the eighth consecutive year

2013 Composition

- 37 companies (Limit: 40 companies)
- 16 sectors
- R$ 1.07 trillion em (market cap[1])
- CPFL Energia's stake: **2.0%**

MEMBER OF
Dow Jones Sustainability Indices
In Collaboration with RobecoSAM

CPFL is part of the 1st portfolio of **Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets)**

Recognition of the performance of CPFL in corporate sustainability

- 800 largest companies of 20 emerging countries were evaluated
- 69 companies achieved requirements established by Dow Jones (15 Brazilian)
- Among the 15 Brazilian, 3 are from the electric energy sector (including CPFL)

1) Market cap on December 26, 2012 (date of disclosure of the portfolio)

4Q12 Results





100 anos GERANDO HISTÓRIAS

CPFL ENERGIA